UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

V. F. Corporation

(Exact Name of Registrant as Specified in Charter)

Pennsylvania	1-5256	23-1180120
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

105 Corporate Center Boulevard, Greensboro, NC		27408
(Address of Principal Executive Offices)		(Zip Code)

Laura C. Meagher    336-424-6000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

V.F. Corporation Overview

The information in this report includes the activities of V.F. Corporation and its consolidated subsidiaries (herein referred to as “VF,” the “Company,” “we,” “us,” or “our”).

VF is a worldwide leader in the manufacturing and distribution of branded lifestyle apparel, footwear and related products with annual revenues of $11.4 billion in 2013. Our products are marketed to consumers shopping in specialty stores, upscale and traditional department stores, national chains, mass merchants and our own direct-to-consumer operations. VF derived 38% of its 2013 revenues from outside the U.S., primarily in Europe, Asia, Canada, Latin America and Mexico. Many of our brands sell products internationally through licensees, distributors and independently-operated partnership stores.

VF produced approximately 500 million units of product spread across 35 brands in 2013. To provide diversified products across multiple channels of distribution in different geographic areas, we balance efficient and flexible VF-owned manufacturing with the sourcing of finished goods from independent contractors. In 2013, 27% of our units were manufactured in VF-operated facilities and 73% were obtained from independent contractors, primarily in Asia.

All VF-operated production facilities throughout the world, as well as all independent contractor facilities that manufacture VF-branded products, must comply with VF’s Global Compliance Principles. These principles, established in 1997 and consistent with international labor standards, are a set of strict standards covering legal and ethical business practices, workers’ ages, work hours, health and safety conditions, environmental standards and compliance with local laws and regulations. We maintain an ongoing audit program to ensure compliance with these requirements by using dedicated internal staff and externally contracted firms. Additional information about VF’s Code of Business Conduct, Global Compliance Principles, Terms of Engagement, Factory Compliance Guidelines, Factory Audit Procedures and Environmental Compliance Guidelines, along with a Global Compliance Report, is available on the VF website at www.vfc.com.

Reasonable Country of Origin Inquiry Description

VF manufactures or contracts to manufacture products that may contain gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten (“conflict minerals”) by the Securities and Exchange Commission’s Rule 13p-1 (the “SEC Rule”). While we do not directly purchase conflict minerals from any source, conflict minerals may be found in items such as buttons, zippers, snaps and eyelets that are used in our products and generally represent a small amount of the total raw materials used to manufacture our products.

VF has adopted a policy and related procedures focused on VF’s commitment to sourcing components and materials from suppliers that share its ethical values and that support compliance with the Securities and Exchange Commission’s regulations, including VF’s disclosure obligations related to conflict minerals. These policies and related procedures have guided VF’s development of internal systems, supply chain due diligence efforts and, ultimately, VF’s reasonable country of origin inquiry (“RCOI”) conducted in connection with this Form SD.

Beginning in 2013 and continuing in 2014, VF’s efforts, and initial RCOI process, were designed to identify VF’s manufactured (or contracted to be manufactured) products, obtain transparency into its product supply chain for such products, and, more generally, to achieve engagement from its suppliers concerning conflict minerals issues. The specific goal of VF’s RCOI was to determine whether the conflict minerals in its relevant products originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). In part, VF’s inaugural RCOI process included:

•	form a long-term working group composed of representatives from VF’s operational, legal and supply chain functions, as well as external advisors with conflict minerals expertise;

•	evaluating the Securities and Exchange Commission’s regulations and adopting policies to support compliance with these regulations;

•	conducting, in conjunction with an external provider, a detailed survey of VF’s suppliers to obtain information about the presence and origin of conflict minerals contained in the products they supply to VF;

•	compiling completed surveys and other supplier communications into Company-accessible databases;

•	communicating diligently with suppliers that did not timely respond to surveys or provided incomplete surveys; and

•	analyzing supplier responses and evaluating information in a manner designed to provide the Company with a reasonable basis for its conclusions in this Form SD.

Specifically, VF arrived at the determination described in this Form SD by conducting, in good faith, a RCOI regarding conflict minerals that (i) VF identified as necessary to the functionality or the production of its manufactured (or contracted to be manufactured) products, and (ii) were subject to review for the period from January 1, 2013 to December 31, 2013. The term “Reported Products” refers to the specific products that VF considered possibly in-scope for regulatory purposes based on our influence over the manufacturing process and the potential use of conflict minerals in the products.

Determination

Based on the RCOI, VF has not been able to sufficiently rule out the possibility that any necessary conflict minerals believed to be contained in the Reported Products may have originated in a Covered Country. As a result, a Conflict Minerals Report, as required by the SEC Rule, is provided as Exhibit 1.02 hereto. It is publicly available at www.vfc.com, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

Section 2 — Exhibits

Item 2.01	Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

V.F. Corporation

By:	/s/ Laura C. Meagher	Date: June 2, 2014
Name:	Laura C. Meagher
Title:	Vice President, General Counsel and Secretary